Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-176919
FIRST NIAGARA FINANCIAL GROUP, INC.
Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series B
(liquidation preference $25 per share)
Pricing Term Sheet

Issuer:	First Niagara Financial Group, Inc.

Securities Offered:	Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series B of the Issuer (the “Preferred Stock”)

Expected Ratings (Moody’s/S&P/Fitch)*:	Ba2 / BB+ / B+

Aggregate Liquidation Preference:	$350,000,000 (14,000,000 shares)

No Option To Purchase Additional Shares:	The underwriters will not have an option to purchase any additional shares of Preferred Stock

Dividend Rate (Non-Cumulative):	From and including the date of original issuance to but excluding, February 15, 2017, 8.625%, and from and including February 15, 2017, three-month LIBOR plus a spread of 7.327%

Dividend Payment Dates:	February 15, May 15, August 15, and November 15, commencing February 15, 2012

Term	Perpetual

Optional Redemption:	In whole or in part, from time to time, on any dividend payment date on or after February 15, 2017, at a redemption price of $25 per share plus any declared and unpaid dividends.

The holders of the Preferred Stock will not have the right to require redemption.

Listing:	Application will be made to list the Preferred Stock on the New York Stock Exchange under the symbol “FNFG Pr B”. Trading of the Preferred Stock on the New York Stock Exchange is expected to commence within a 45-day period after the original issuance date of the Preferred Stock.

Trade Date:	December 7, 2011

Settlement Date:	December 14, 2011 (T+5)

Public Offer Price:	$25 per share

Underwriting Discounts and Commissions	$0.7875 per share

Proceeds to Issuer (before offering expenses):	$338,975,000

CUSIP/ISIN:	33582V207 / US33582V2079

Joint Book-Running Managers:	Goldman, Sachs & Co. (Global Coordinator)

Merrill Lynch, Pierce, Fenner & Smith Incorporated (Physical Bookrunner)

Wells Fargo Securities, LLC

Joint Lead Manager:	Citigroup Global Markets Inc.

Co-Manager:	Sandler O’Neill & Partners, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co. at 1-866-471-2526 or prospectus_ny@ny.email.gs.com, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com or Wells Fargo Securities, LLC at 1-800-326-5897 or cmclientsupport@wellsfargo.com.